Filed Pursuant to Rule 433

Registration Statement No. 333-117818

November 15, 2006

PRICING TERM SHEET

Issuer:	Bristol-Myers Squibb Company

Security:	5.875% Notes due 2036

Size:	$1,250,000,000

Maturity Date:	November 15, 2036

Coupon:	5.875%

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2007

Price to Public:	99.833%

Benchmark Treasury:	4.50% due February 15, 2036

Optional Redemption:	Make-Whole Treasury Rate plus 20 bps

Expected Settlement Date:	November 20, 2006

CUSIP:	110122 AP 3

ISIN:	US110122AP35

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated

Co-Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Goldman, Sachs & Co. toll free at 1-866-471-2526 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.